UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

GENCOR INDUSTRIES, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

368678108

(CUSIP Number)

Harvey Houtkin c/o Domestic Securities, Inc.
160 Summit Avenue, Montvale, NJ 07645 (201) 782-0888

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 8, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 368678108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Harvey Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,165,905

	8.	Shared Voting Power 1,006,064

	9.	Sole Dispositive Power 1,165,905

	10.	Shared Dispositive Power 1,006,064

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,171,469

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sherry Houtkin

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 834,780

	8.	Shared Voting Power 1,211,379

	9.	Sole Dispositive Power 834,780

	10.	Shared Dispositive Power 1,211,389

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,046,169

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock
Gencor Industries, Inc., 5201 North Orange Blossom Trail, Orlando, FL 32810
Item 2.	Identity and Background
(a)	Names of Persons Filing: Harvey Houtkin; Sherry Houtkin
(b)	Business Address: 160 Summit Avenue, Montvale, NJ 07645
(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Harvey Houtkin: Chief Executive Officer, Domestic Securities, Inc., an NASD registered broker/dealer located at 160 Summit Avenue, Montvale, NJ 07645

Sherry Houtkin: housewife c/o Domestic Securities, Inc., 160 Summit Avenue, Montvale, NJ 07645

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding: N/A
(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceeding and summarize the terms of such judgment, decree or final order:

In June 2001 Harvey Houtkin entered into a consent agreement with NASD, Inc. in connection with charges that, among other things, Mr. Houtkin violated Article III, Section 3 of the NASD By-Laws, NASD Rules 1031, 2110, 2210 and 9522 and Section 15B(6)(B)(ii) of the Securities Exchange Act of 1934 in connection with registration and communications with the public practices.  Mr. Houtkin was suspended in all capacities for 15 days and in a principal and supervisory capacity for 105 days and fined $50,000.

(f)	Citizenship: Harvey Houtkin: United States Sherry Houtkin: United States
Item 3.	Source and Amount of Funds or Other Consideration
Personal Funds as to stock held by Harvey Houtkin, his wife Sherry Houtkin, and his sons Stuart Houtkin, Brad Houtkin and Michael Houtkin; Working Capital as to stock held by Domestic Securities, Inc.

Item 4.	Purpose of Transaction

Domestic Securities, Inc. (Domestic”), of which Harvey Houtkin is Chairman of the Board, Chief Executive Officer and a 50% indirect shareholder, is a market maker in the stock of the Issuer and purchased the stock for its market making activities as well as for investment purposes.

Domestic and its affiliate, Attain Services Corp.(“Attain”), of which Mr. Houtkin is an officer, director and 50% indirect shareholder, employed attorneys, CPAs and others to review the Issuer’s filings with the Securities and Exchange Commission (“SEC”).  The work of those professionals resulted in the filing by Domestic, Attain and Josef Ross, a Gencor shareholder, of a shareholders’ derivative action on March 15, 2004, effective March 12, 2004, in the United States District Court for the Southern District of Florida against three of the directors of the Issuer, E.J. Elliott, John Elliott and Randolph Fields.  The lawsuit alleged, among other things, that certain of the Issuer’s SEC filings were false, misleading and contained material misstatements and sought relief for the benefit of the Issuer and all of its public shareholders to, among other things, (i) prohibit any further fraudulent filings by the Issuer with the SEC and (ii) appoint a special monitor of the court to investigate and oversee certain matters related to the Issuer and report back to the court.  Defendants filed a motion to dismiss and the court dismissed all causes of action other than plaintiffs’ request for an equitable accounting.  Plaintiffs then amended their complaint to add as defendants other current and former directors of the Issuer, the Issuer’s chief financial officer, the Issuer’s independent auditors, Moore Stephens Lovelace, PA and the Issuer’s outside counsel, Greenberg Traurig LLP.  The amended complaint alleges that defendants committed various violations of the Sarbanes Oxley Act of 2002.  Defendants filed a motion to dismiss on July 18, 2005.

On January 10, 2005, Domestic, as a market maker in the Issuer’s Common Stock, applied to have the Common Stock of the Issuer listed on the OTCBB; Gencor’s Common Stock began trading on the Bulletin Board on January 20, 2005.

On March 14, 2005, Mr. Houtkin and Adam I. Frenz, in-house counsel to Domestic and a shareholder of the Issuer, filed a motion for summary relief against the Issuer in Delaware Chancery Court.  The plaintiffs alleged that the Issuer had not held a meeting of shareholders since March 2003 and asked the court to require the Issuer to hold a shareholders’ meeting as soon as possible.  On July 19, 2005, the court ordered the Issuer to hold a shareholders’ meeting on September 12, 2005.

As a result of the foregoing, Mr. Houtkin’s position with respect to the Issuer may not be considered solely that of a passive investor.

Mr. Houtkin intends to continue to review his investment in the Issuer with the primary objective of maximizing the value of the Issuer’s Common Stock.  In this regard, based upon such review, Mr. Houtkin will consider various alternative courses of action and will in the future take such actions with respect to his investment in the Issuer as he deems appropriate.  Such actions may include, but are not limited to, engaging in discussions with the management and board of directors of the Issuer regarding the business, operations and future plans of the Issuer, making recommendations to the board of directors for the nomination of one or more independent directors, communicating with other stockholders, and seeking changes in the board of directors.  Such actions may also involve the purchase of additional shares of Common Stock both as an investor and as a market maker and, alternatively, may involve the sale of all or a portion of the shares owned by him in the open market or in privately negotiated transactions with one or more financial or strategic purchasers.  There can be no assurance, however, that Mr. Houtkin will take any of the actions set forth above.

Describe any plans or proposals which the reporting persons may have which relate to or would result in:
(a)

The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer:

Mr. and/or Mrs. Houtkin and/or their sons Stuart, Brad and Michael Houtkin may purchase additional shares of Common Stock of the Issuer and, alternatively, may sell all or a portion of the shares held by them in the open market or in privately negotiated transactions to one or more financial or strategic purchasers, but have no present plans to do so.  Domestic is a market maker in the Issuer’s Common Stock and trades the stock actively.

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries: None
(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries: None
(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board:

Mr. Houtkin believes that the Issuer’s board should consist of a majority of truly independent directors, representative of the shareholders, who would also comprise the Issuer’s Audit Committee, Nominating Committee and Compensation Committee.

(e)

Any material change in the present capitalization or dividend policy of the issuer:

Mr. Houtkin believes that the Issuer’s present management’s ability to control the composition of the Issuer’s board through their control of the Class B shares, which have the right to elect 75% of the Issuer’s directors, is not in the best interest of the public shareholders, is an impediment to maximizing shareholder value, and is no longer acceptable under applicable, present, legal standards and intends to take steps to attempt to effectuate a change in such power of the Class B shares.

(f)

Any other material change in the issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940:

None

(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person: None
(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association:

None

(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act: None
(j)	Any action similar to any of those enumerated above: None

Item 5.	Interest in Securities of the Issuer
(a)

Amount of Common Stock beneficially owned by Harvey Houtkin at the close of business on August 8, 2005

2,171,469

Percent of Class:

30.8%

Amount of Common Stock beneficially owned by Sherry Houtkin at the close of business on August 8, 2005

2,046,159

Percent of Class:

29%

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared:

	Harvey Houtkin:
	Sole power to vote or to direct the vote:	1,165,905
	Shared power to vote or to direct the vote	1,006,064
	Shared with Domestic and its co-director, Mark Shefts	30,500
	Owned by Sherry Houtkin, Mr. Houtkin’s wife	834,780
	Owned by Stuart Houtkin, Mr. Houtkin’s son	45,974
	Owned by Brad Houtkin, Mr. Houtkin’s son	67,980
	Owned by Michael Houtkin, Mr. Houtkin’s son	26,830
	Sole power to dispose or to direct the disposition of	1,165,905
(b)	Shared power to dispose or to direct the disposition of	1,006,064
	Shared with Domestic and its co-director, Mark Shefts	30,500
	Owned by Sherry Houtkin, Mr. Houtkin’s wife	834,780
	Owned by Stuart Houtkin, Mr. Houtkin’s son	45,974
	Owned by Brad Houtkin, Mr. Houtkin’s son	67,980
	Owned by Michael Houtkin, Mr. Houtkin’s son	26,830

	Sherry Houtkin:

	Sole power to vote or direct the voting	834,780
	Shared power to vote or direct the voting	1,211,379
	Owned by Harvey Houtkin, Mrs. Houtkin’s husband	1,165,905
	Owned by Stuart Houtkin, Mrs. Houtkin’s son	45,974
	Sole power to dispose or to direct the disposition of	834,780
	Shared power to dispose or to direct the disposition of	1,211,379
	Owned by Harvey Houtkin, Mrs. Houtkin’s husband	1,165,905
	Owned by Stuart Houtkin, Mrs. Houtkin’s son	45,974

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D (§ 240.13d-191), whichever is less, by the persons named in response to paragraph (a):

All of the following transactions were effected for Mr. Houtkin on the OTCBB.

Date	Type	Quantity	Price
6/8/05	B	500	8.25
6/8/05	B	500	8.25
6/9/05	B	112	8.20
6/10/05	B	900	8.17778
6/10/05	B	500	8.25
6/13/05	B	1,000	8.25
6/20/05	B	1,000	8.50
6/23/05	B	1,000	8.15
6/23/05	S	-100	8.50
6/27/05	B	500	8.50
6/28/05	B	25	8.10
6/28/05	B	1,000	8.10
6/29/05	B	1,000	8.10
6/30/05	B	1,000	8.10
7/5/05	S	-500	8.35
7/8/05	B	1,000	8.10
7/8/05	S	-500	8.10
7/11/05	B	180	8.10
7/11/05	B	1,000	8.091
7/12/05	B	500	8.15
7/12/05	B	1,000	8.05
7/18/05	B	1,500	7.93333
7/20/05	B	500	8.05
7/20/05	S	-500	8.40
8/8/05	B	500	8.75

All of the following transactions were effected for Domestic Securities, Inc. as a market maker on the OTCBB:

6/28/05	B	25	8.10
6/28/05	S	25	8.10
8/3/05	B	1,500	8.70

(d)

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest related to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

Shares owned by Domestic Securities, Inc. and the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer, are shared equally by the directors of Domestic, Harvey Houtkin and Mark Shefts.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Describe any contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in item 2 and between such persons and any person with respect to any securities of the issuer, including, but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into.  Include such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included..

Harvey Houtkin and Sherry Houtkin are parties to a Joint Filing Agreement dated August 8, 2005 with respect to the filing of Reports on Schedule 13D and amendments thereto with respect to shares of Common Stock, $.10 par value, of Gencor Industries, Inc.  See Exhibit 99.1 hereto

Domestic is a co-plaintiff, with Attain Services Corp. and Josef A. Ross, in the suit filed on behalf of the Issuer, which was required to be named as a Nominal Defendant, a shareholders’ derivative action against the Issuer’s current and certain of its former directors, the Issuer’s chief financial officer, and the Issuer’s independent auditors and outside counsel, as described in Item 4 above.

Item 7.	Material to Be Filed as Exhibits
99.1	Joint Filing Agreement dated August 8, 2005

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 8, 2005	August 8, 2005
Date	Date
/s/ Sherry Houtkin	/s/ Harvey Houtkin
Signature	Signature
Sherry Houtkin	Harvey Houtkin
Name/Title	Name/Title

INDEX TO EXHIBITS

Exhibit No.	Exhibit

99.1	Joint Filing Agreement, dated August8, 2005, between Harvey Houtkin and Sherry Houtkin